                                                                   EXHIBIT 12(c)

BARNETT BANKS, INC.
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS FOR THE QUARTER ENDED DECEMBER 31, 1995


                                               (EXCLUDING INTEREST    (INCLUDING INTEREST
                                                   ON DEPOSITS)           ON DEPOSITS)
                                               ------------------------------------------
Dollars in thousands

Net income                                           138,337                138,337
Provision for income taxes                            74,991                 74,991
                                               ------------------------------------------
Earnings before provision for income taxes           213,328                213,328

Fixed charges:

  Interest expense                                    56,779                305,233
  Capitalized interest                                 1,150                  1,150
  Interest portion of rentals                          7,855                  7,855
                                               ------------------------------------------
Total fixed charges                                   65,784                314,238
                                               ------------------------------------------

Earnings before provision for income taxes
  and fixed charges                                  279,112                527,566

Ratio of earnings to fixed charges                      4.24                   1.68
                                               ==========================================
